Exhibit 99.1

Caledonia Mining Corporation Plc
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
To the Shareholders of Caledonia Mining Corporation Plc:
Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.
The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At March 31, 2017 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective.
The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.
These condensed consolidated interim financial statements have not been reviewed by the Group’s auditor.
The unaudited condensed consolidated interim financial statements for the period ended March 31, 2017 were approved by the Board of Directors and signed on its behalf on May 10,  2017.
(Signed) S. R. Curtis	(Signed) M. Learmonth

Chief Executive Officer	Chief Financial Officer

Condensed consolidated statements of profit or loss and other comprehensive income
(in thousands of United States dollar, unless indicated otherwise)
For the three months ended March 31,

Unaudited
	Note	2017	2016

Revenue		16,449	13,423
Less: Royalty		(823)	(672)
Production costs	6	(9,098)	(8,042)
Depreciation		(882)	(821)
Gross profit		5,646	3,888
Other income		644	56
Administrative expenses	7	(1,441)	(1,437)
Foreign exchange gain		(64)	28
Cash settled share based payments	8	(410)	(90)
Margin call on gold hedge		-	(435)
Finance income		5	1
Finance cost		(12)	(37)
Profit before tax		4,368	1,974
Tax expense		(1,460)	(1,126)
Profit for the period		2,908	848

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		73	104
Total comprehensive income for the period		2,981	952

Profit attributable to:
Owners of the Company		2,338	543
Non-controlling interests		570	305
Profit for the period		2,908	848
Total comprehensive income attributable to:
Owners of the Company		2,411	647
Non-controlling interests		570	305
Total comprehensive income for the period		2,981	952

Earnings per share
Basic earnings per share ($)		0.04	0.01
Diluted earnings per share ($)		0.04	0.01

The accompanying notes on page 6 to 17 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R. Curtis”- Chief Executive Officer and “M. Learmonth”- Chief Financial Officer.

Condensed consolidated statements of financial position
(in thousands of United States dollar, unless indicated otherwise)
Unaudited
		March 31,	December 31,
As at	Note	2017	2016

Assets
Property, plant and equipment	9	67,351	64,873
Deferred tax asset		48	44
Total non-current assets		67,399	64,917

Inventories	10	7,312	7,222
Prepayments		2,072	810
Trade and other receivables	11	4,592	3,425
Cash and cash equivalents		11,852	14,335
Total current assets		25,828	25,792
Total assets		93,227	90,709

Equity and liabilities
Share capital		55,002	55,002
Reserves		142,447	142,374
Retained loss		(140,154)	(141,767)
Equity attributable to shareholders		57,295	55,609
Non-controlling interests		4,278	3,708
Total equity		61,573	59,317

Liabilities
Provisions		3,474	3,456
Deferred tax liability		16,376	15,909
Long-term portion of term loan facility		1,193	1,577
Cash settled share based payments	8	1,028	618
Total non-current liabilities		22,071	21,560

Short-term portion of term loan facility		1,483	1,410
Trade and other payables		7,273	8,077
Income tax payable		697	345
Bank overdraft		130	-
Total current liabilities		9,583	9,832
Total liabilities		31,654	31,392
Total equity and liabilities		93,227	90,709

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.
On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation Plc
Condensed consolidated statements of changes in equity
(in thousands of United States dollar, unless indicated otherwise)
Unaudited	Note	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity settled share based Payment Reserve	Retained loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2015		54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Shares issued – option exercises		58	-	-	-	-	58	-	58
Dividends paid		-	-	-	-	(598)	(598)	-	(598)
Total comprehensive income:
Profit for the period		-	-	-	-	543	543	305	848
Other comprehensive income for the period		-	104	-	-	-	104	-	104
Balance at March 31, 2016		54,627	(6,416)	132,591	15,871	(147,709)	48,964	1,809	50,773

Balance at December 31, 2016		55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Dividend paid		-	-	-	-	(725)	(725)	-	(725)
Total comprehensive income:
Profit for the period		-	-	-	-	2,338	2,338	570	2,908
Other comprehensive income for the period		-	73	-	-	-	73	-	73
Balance at March 31, 2017		55,002	(6,185)	132,591	16,041	(140,154)	57,295	4,278	61,573

The accompanying notes on page 6 to 17 are an integral part of these condensed consolidated interim financial statements.
On behalf of the Board:  “S.R. Curtis”- Chief Executive Officer and “M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc
Condensed consolidated statements of cash flows
 (In thousands of United States dollars, unless indicated otherwise)
For the three months ended March 31,
Unaudited
	Note	2017	2016

Cash generated by operating activities	12	2,415	1,933
Net finance cost paid		(1)	(36)
Tax paid		(635)	(148)
Cash from operating activities		1,779	1,749

Cash flows from investing activities
Acquisition of Property, plant and equipment		(3,296)	(3,304)
Proceeds from sale of Property, plant and equipment		-	56
Net cash used in investing activities		(3,296)	(3,248)

Cash flows from financing activities
Dividend paid		(725)	(598)
Repayments of term-loan facility		(375)	-
Share issued		-	58
Net cash used in financing activities		(1,100)	(540)

Net decrease in cash and cash equivalents		(2,617)	(2,039)
Effect of exchange rate fluctuations on cash held		4	-
Cash and cash equivalents at beginning period		14,335	10,880
Cash and cash equivalents at end of period		11,722	8,841

The accompanying notes on page 6 to 17 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R. Curtis”- Chief Executive Officer and “M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

1 Reporting entity
Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in the Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands, JE2 3NF. These Condensed Consolidated Interim Financial Statements of the Group as at and for the 3 months ended March 31, 2017 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.
2 Basis for preparation
(a) Statement of compliance
These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2016.
(b) Basis of measurement
The unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost basis except for liabilities for cash settled share based payment arrangements measured at fair value.
(c) Functional and presentation currency
These Condensed Consolidated Interim Financial Statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.
3 Use of estimates and judgements
In preparing these Condensed Consolidated Interim Financial Statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

3 Use of estimates and judgements (continued)
In preparing these Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied as at December 31, 2016 and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016, unless indicated otherwise in the accounting policies below.
4 Significant accounting policies
Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these Condensed Consolidated Interim Financial Statements as compared to the Group’s annual financial statements for the year ended December 31, 2016. In addition, the accounting policies have been applied consistently by the Group entities.
Cash settled share based payments
Cash settled share-based payment arrangements
The fair value of the amount payable to employees in respect of share-based awards, which will be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense in profit or loss. The method of calculating the fair value of the cash settled share based payments changed during the current quarter from the intrinsic valuation method to the Black-Scholes method. The decision to change to the Black Scholes method of valuation is used to include the effect of the share volatility into the fair value of the share-based awards. The change was applied prospectively and did not have a significant effect on the liability value at quarter end. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash settled share-based payment transactions are disclosed in note 8.

 5 Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine as follows:
•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million.
•	Sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by Indigenous Zimbabweans, for $11.01 million.
•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust.

5 Blanket Zimbabwe Indigenisation Transaction (continued)

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  Outstanding balances on these facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as a dividend in specie to a wholly-owned subsidiary of the Company

Blanket suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate the capital expenditure on an investment programme at Blanket mine to increase production as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders was also suspended. A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resumed, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016.  Dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend.

Accounting treatment
The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the recapitalisation and accordingly the subscription agreements have been accounted for as a transaction with non-controlling interests and as share based payments.
The initial indigenisation agreements concluded on February 20, 2012, were accounted for as follows:
•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At March 31, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

5 Blanket Zimbabwe Indigenisation Transaction (continued)

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances
USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at March 31, 2017 #	Dec 31, 2016
NIEEF	16%	3.2%	12.8%	12,317	11,990
Fremiro	15%	3.0%	12.0%	12,001	11,682
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	8,001	7,788
	51%	16.2%	24.8%	32,319	31,460

The balance on the facilitation loans is reconciled as follows:

	2017	2016
Balance at January 1,	31,460	31,336
Interest accrued &	1,859	-
Dividends used to repay loans	-	-
Balance at March 31,	33,319	31,336

& An interest moratorium was placed on all facilitation loans from December 31, 2014 to August 1, 2016.
* The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:
•	A $2 million payment on or before September 30, 2012;
•	A $1 million payment on or before February 28, 2013; and
•	A $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 has been settled in 2014 through Blanket Mine dividend repayments.

5	Blanket Zimbabwe Indigenisation Transaction (continued)

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

The movement in the advance dividend loan to the Community trust is reconciled as follows:

	2017	2016

Balance at January 1,	3,238	3,237
Interest accrued	82	-
Dividends used to repay advance dividends	-	-
Balance at March 31,	3,320	3,237

6 Production costs
	2017	2016

Salaries and wages	3,309	2,612
Consumable materials	4,309	4,010
Exploration	106	92
Safety	68	134
On mine administration	1,306	1,194
	9,098	8,042

7 Administrative expenses
	2017	2016

Investor relations	119	103
Audit fee	61	68
Legal fee and disbursements	47	178
Advisory services fee	68	16
Listing fees	72	116
Directors fees company	56	57
Directors fees Blanket	12	10
Employee costs	667	433
Other office administration costs	98	37
Travel costs	149	76
Eersteling Gold Mine administration costs	30	25
Professional consulting fees	62	318
	1,441	1,437

8 Cash settled share-based payments
Certain key management members were granted Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSU’s and PSU’s were granted and approved by the Compensation Committee of the Board of Directors.

The RSU’s will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSU’s will be the number of RSU’s vested multiplied by the fair value of the Company’s shares, as specified by the plan, on date of settlement.

The PSU’s have a service condition and a performance period of three years.  The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of PSU’s that will vest will be the PSU granted multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU’s at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSU’s have rights to dividends only after they have vested.

The fair value of the RSU’s, at the reporting date, were based on the Black Scholes option valuation model. The fair value of the PSU’s, at the reporting date, were calculated on the Black Scholes option valuation model at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.  At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the estimated liability.

The following assumptions were used in estimating the fair value of the cash settled share-based payment liability on March 31:

	2017		2016
	RSU’s	PSU’s	RSU’s	PSU’s
Fair value (USD)	$1.39	$1.33	$0.85	$0.80
Share price (USD)	$1.39	$1.39	$0.85	$0.85
Risk free rate	2.40%	2.40%	-	-
Volatility	1.19	1.19	-	-
Performance multiplier percentage	-	100%		100%
Dividend yield	-	3.95%		5.3%
Share units granted up until reporting date:
	RSU’s	PSU’s	RSU’s	PSU’s
Grant - January 11, 2016	303,225	1,212,903	303,225	1,212,903
Grant - March 23, 2016	54,839	219,355	54,839	219,355
Grant - June 8, 2016	25,588	102,353	-	-
Grant – January 19, 2017	22,218	88,873	-	-
RSU dividend reinvestments	21,639	-	5,718	-
Total awards at March 31	427,509	1,623,484	363,782	1,432,258

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

9 Property, plant and equipment
	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions	-	17,545	739	572	73	230	19,159
Scrappings	-	-	-	-	(502)	-	(502)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Disposals	-	-	-	-	-	(55)	(55)
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions	3	2,600	273	436	19	39	3,370
Foreign exchange movement	-	-	(25)	-	-	(1)	(26)
Balance at March 31, 2017	8,370	47,678	7,215	24,972	895	2,293	91,423

9 Property, plant and equipment (continued)
	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Scrappings	-	-	-	-	(502)	-	(502)
Depreciation for the year	629	699	-	1,705	106	352	3,491
Disposals	-	-	-	-	-	(8)	(8)
Impairment	-	-	-	-	20	-	20
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation for the 3 month period	165	143	-	485	28	61	882
Foreign exchange movement	-	-	-	-	(16)	-	(16)
Balance at March 31, 2017	3,115	4,684	-	13,714	654	1,905	24,072
Carrying amounts
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873
At March 31, 2017	5,255	42,994	7,215	11,258	241	388	67,351

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
___________________________________________________________________________________________

10 Inventories
		December 31,
	2017	2016

Consumable stores	7,312	6,884
Gold in progress	-	338
	7,312	7,222
11 Trade and other receivables
		December 31,
	2017	2016

Bullion sales receivable	2,667	1,059
VAT receivables	1,243	1,901
Deposits for stores and equipment and other receivables	682	465
	4,592	3,425
 12     Cash flow information
Non-cash items and information presented separately on the cash flow statement:
	2017	2016
Profit before tax	4,368	1,974
Adjustments for:
Net finance cost	7	36
Unrealised portion of Margin call	-	290
Unrealised foreign exchange losses	63	238
Share-based payment expense	410	90
Other income	(408)	(56)
Depreciation	882	821
Cash generated by operations before working capital changes	5,322	3,393
Inventories	(92)	(829)
Prepayments	(1,262)	(50)
Trade and other receivables	(700)	(821)
Trade and other payables	(853)	240
Cash flows from operating activities	2,415	1,933

13 Operating Segments
The Group's operating segments have been identified based on geographic areas. The Group has three reportable segments as described below, which represents the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The

13 Operating Segments (continued)

following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe and South Africa. The Corporate segment comprise the holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise CHZ and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

For the 3 months ended March 31, 2017	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Revenue	-	16,449	1,920	(1,920)	16,449
Royalty	-	(823)			(823)
Production costs	-	(9,286)	(1,942)	2,130	(9,098)
Management fee	-	(990)	990	-	-
Other income	27	617	-	-	644
Administrative expenses	(798)	(12)	(606)	(25)	(1,441)
Depreciation		(939)	(14)	71	(882)
Foreign exchange (loss)/gain	(71)	(63)	70	-	(64)
Share based payment expense	(118)	(223)	(69)	-	(410)
Net finance (costs)/income	-	(12)	5	-	(7)
Segment profit before income tax	(960)	4,718	354	256	4,368
Income tax expense	-	(1,424)	(233)	197	(1,460)
Segment profit after income tax	(960)	3,294	121	453	2,908
As at March 31, 2017	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Geographic segment assets:
Current	4,465	19,546	2,197	(380)	25,828
Non-Current (excluding intercompany)	40	67,765	640	(1,046)	67,399
Additions to property, plant and equipment	-	2,895	*475	-	3,370
Intercompany balances	43,971	-	6,610	(50,581)	-
Geographic segment liabilities:
Current	(355)	(8,192)	(1,036)	-	(9,583)
Non-current (excluding intercompany)	(296)	(21,031)	(756)	12	(22,071)
Intercompany balances	(16,939)	(904)	(32,738)	50,581	-
* Represents Capital work in progress built in South Africa earmarked for installation at the Blanket Mine.

13 Operating Segments (continued)
For the 3 months ended March 31, 2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Revenue	-	13,423	2,119	(2,119)	13,423
Royalty	-	(672)	-	-	(672)
Production costs	-	(8,106)	(1,812)	1,876	(8,042)
Management fee	-	(990)	990	-	-
Other income	-	56	-	-	56
Administrative expenses	(882)	(10)	(566)	21	(1,437)
Depreciation	-	(885)	(10)	74	(821)
Foreign exchange gain/(loss)	65	-	(37)	-	28
Share based payment expense	(90)	-	-	-	(90)
Margin call	(435)	-	-	-	(435)
Net finance cost	-	(36)	-	-	(36)
Profit before income tax	(1,342)	2,780	684	(148)	1,974
Tax expense	-	(891)	(235)	-	(1,126)
Profit after income tax	(1,342)	1,889	449	(148)	848

As at December 31, 2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Geographic segment assets:
Current (excluding intercompany)	5,050	19,501	1,616	(375)	25,792
Non-current (excluding intercompany)	40	65,824	388	(1,335)	64,917
Intercompany balances	42,871	-	7,080	(49,951)	-
Additions to property, plant and equipment	-	19,000	36	123	19,159
Geographic segment liabilities:
Current (excluding intercompany)	(313)	(8,801)	(718)	-	(9,832)
Non-current (excluding intercompany)	-	(20,989)	(517)	-	(21,560)
Intercompany balances	(14,900)	(2,184)	(32,867)	49,951	-

Major customer
Revenues from Fidelity printers and Refiners in Zimbabwe amounted to $16,449 (2016: $13,423) for the 3 months ended March 31.

Directors and Officers at May 10, 2017

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (4) (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (4) (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. Johnstone (2) (3) (4) (6) (7)	M. Learmonth (5) (7)
Non-executive Director Gibsons, British Columbia, Canada	Chief Financial Officer Jersey, Channel Islands

J. L. Kelly (1) (2) (3) (5) (7)	M. Mason (5) (7)
Non-executive Director Connecticut, United States of America	VP Corporate Development and Investor Relations London, England

J. Holtzhausen (1) (2) (4) (5) (6) (7)	A. Chester (5)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (5) (7)	Board Committees
Chief Financial Officer	(1) Audit Committee
Jersey, Channel Islands	(2) Compensation Committee
(3) Corporate Governance Committee
John McGloin (1) (4) (6) (7)	(4) Nomination Committee
Non-executive Director	(5) Disclosure Committee
Bishops Stortford, United Kingdom	(6) Technical Committee (7) Strategic Planning Committee

CORPORATE DIRECTORY as at May 10, 2017
CORPORATE OFFICES	SOLICITORS
Jersey - Head Office	Walkers
Caledonia Mining Corporation Plc	Jersey, Channel Islands
3rd Floor Weighbridge House	PO Box 72, Walkers House 28-34 Hill street, St Helier, Jersey, Channel Islands
Weighbridge House	+44 1534 700 700
St Helier
Jersey JE2 3NF

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628 444628834	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
CAPITALIZATION (May 10, 2017)	Parktown 2193
Authorised: 52,787,428	South Africa
Shares, Warrants and Options Issued: (May 10, 2017)	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Shares: 52,787,428
Options:	REGISTRAR & TRANSFER AGENT
Computershare
SHARES LISTED	100 University Ave, 8th Floor,
Toronto Stock Exchange Symbol “CAL”	Toronto, Ontario, M5J 2Y1
NASDAQ OTCQX Symbol "CALVF"	Tel:+1 416 263 9483
London “AIM” Market Symbol “CMCL”
BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP